Exhibit 99.1

IMPORTANT NOTICE – DISCLAIMER

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa. These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, Australia, Canada, Japan or the Republic of South Africa.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No offering of securities was made in the United States or to U.S. persons.

ANNOUNCEMENT REGARDING THE RESULTS OF THE PUBLIC OFFERING IN GREECE OF THE NEW COMMON SHARES OF THE COMPANY “STAR BULK CARRIERS CORP.”

“AXIA Ventures Group Ltd”, member of the Alpha Bank Group, acting as Lead Advisor and Joint Coordinator and Bookrunner and “National Bank of Greece S.A.”, acting as Co-Advisor and Joint Coordinator and Bookrunner, in connection with the Public Offering in Greece and the admission to parallel listing of all common, registered, voting shares of “Star Bulk Carriers Corp.” (the “Company”), for trading (the “Admission”) on the Main Market the Regulated Securities Market of Euronext Athens, announce the following:

On Friday, 11 September 2026, the Company completed the allocation of 4,400,000 new, common, registered, voting shares of the Company (the “New Shares”), of which 4,300,000 allocated through the Public Offering in Greece and 100,000 through the Parallel Offering to a limited group of persons, in accordance with decision no. 4/379/18.04.2006 of the Board of Directors of the Hellenic Capital Market Commission.

The final offering price of the Company’s New Shares (the “Offering Price”) was determined at €24.50 (US$28.27)1 per New Share and is the same for all investors, Qualified and Retail, who participated in the Public Offering and the Parallel Offering.

The total proceeds of the issuance of the New Shares, before the deduction of the estimated expenses of the Public Offering, the Parallel Offering and the Admission for the Company amounts to €107.8 million (US $124.42 million), out of which the amount of €105.4 million (US$121.62 million) was raised through the Public Offering in Greece (namely €24.50 (US$28.27)1 *4,300,000 New Shares) and the amount of €2.5 million (US$2.8 million)2 was raised through the Parallel Offering to a limited group of persons (namely €24.50 (US$28.27)1 *100,000 New Shares).

The total valid demand expressed from investors, at the Offering Price, amounted to 26,788,512 New Shares (namely an amount of €656.3 million (US$757.32 million)), oversubscribing the 4,300,000 New Shares offered through the Public Offering, by over 6 times.

1 The Offering Price has been converted into U.S. dollars based on the Euro/U.S. dollar (EUR/USD) exchange rate as of 15.09.2026 (€1 = 1.1539 USD). (Source: “European Central Bank” at Greek market close).

2 This figure has been converted into USD based on the EUR/USD exchange rate (€1 = 1.1539 USD) as of 15.09.2026 (Source: European Central Bank at Greek market close).

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa.

The total 4,300,000 New Shares offered through the Public Offering in Greece, were allocated based on the valid demand, expressed at the Offering Price, as follows:

●	1,743,504 New Shares (41% of the totality of the Public Offering) to Retail Investors, out of a total number of 10,618,424 New Shares for which valid demand was expressed by this specific category of investors, and

●	2,556,496 New Shares (59% of the totality of the Public Offering) to Qualifying Investors, out of a total number of 16,070,088 New Shares for which valid demand was expressed by this specific category of investors.

The two legal entities (already shareholders) controlled by members of the family of the Company’s CEO Mr. Pappas, who, in accordance with their initial intent, expressed a total demand for 248,000 New Shares, which was satisfied by 60%, meaning they were allocated 148,800 New Shares due to increased interest from institutional and retail investors and the significant oversubscription. Therefore, excluding the 148,800 New Shares corresponding to the allocation of the family of Mr. Pappas, 2,407,696 New Shares were allocated to Qualifying Investors, out of total number of 15,822,088 New Shares, for which valid demand was expressed by this specific category of investors.

According to the placing agreement, the Joint Coordinators and Bookrunners, the Lead Underwriters, and the Underwriters have not undertaken any obligation to subscribe for the shares. In addition, it is noted that the Joint Coordinators and Bookrunners, the Lead Underwriters, and the Underwriters have not submitted subscription applications in the Public Offering for their own account, with the exception of the “Optima bank S.A.”, which submitted an application for 400,000 New Shares on its own account and was allocated 52,000 New Shares.

The New Shares have not been, and will not be, registered under the U.S. federal securities laws or the securities laws of any other jurisdiction, and the New Shares may not be offered or sold in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available. The New Shares were offered and sold to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

Athens, Tuesday 15 September 2026

STAR BULK CARRIERS CORP.

Important Notice – Disclaimer

This announcement includes “forward-looking statements,” with respect to our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described depend on many factors, some or all of which are not predictable or within our control. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, market conditions, disruptions to the mechanics required to operate cross-border trading, disruptions to trading on Euronext Athens, and other technical impediments to the commencement of trading. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.